Aurizon Mines Ltd.

Management’s Responsibility for Financial Reporting

The consolidated financial statements of the Company and all the information included in this annual report are the responsibility of Management of the Company and have been approved by the Board of Directors.  The financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect Management’s best estimates and judgements based on currently available information.

Management maintains a system of internal controls to provide reasonable assurance that financial information is reliable and accurate and assets are safeguarded.

The Board is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee meets twice per year with the external auditors to review the audit plan and the financial statements and to discuss audit related matters.  The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders.  The members of the Committee are independent directors.  The Board meets with Management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

The Company’s independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and the Public Company Accounting Oversight Board (United States) and their report follows.

David P. Hall

Ian S. Walton
Chairman, President and

Executive Vice-President
Chief Executive Officer

and Chief Financial Officer

Vancouver, B.C., Canada
March 1, 2006

Auditors’ Report

To the Shareholders of Aurizon Mines Ltd.

We have audited the consolidated balance sheets of Aurizon Mines Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flow for each of the years ended December 31, 2005, 2004 and 2003.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, B.C., Canada
March 1, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the financial statements.  Our report to the shareholders dated March 1, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, B.C., Canada
March 1, 2006

Management's Responsibility	Financial Report 2005	Aurizon Mnes Ltd. 14

Aurizon Mines Ltd.

Consolidated Balance Sheets
As at December 31,

(in Canadian Dollars)	2005	2004
	$	$
ASSETS CURRENT		(Note 4)
Cash and cash equivalents (Note 13 (c ))	25,010,213	12,065,681
Accounts receivable	2,262,654	1,099,999
Mining duties refund (Note 5)	2,275,000	1,750,842
Refundable tax credits (Note 8(a))	814,217	1,105,684
Prepaids	1,254,644	586,644
Supplies inventory	897,352	786,048
Current assets of discontinued operation (Note 4)	-	743,994
	32,514,080	18,138,892
MINING DUTIES REFUND (Note 5)	2,479,024	-
DEFERRED FINANCE COSTS (Note 6)	480,716	-
RECLAMATION DEPOSITS (Note 9)	106,771	106,771
PROPERTY, PLANT & EQUIPMENT (Note 7)	21,462,384	9,480,250
MINERAL PROPERTIES (Note 8)	83,144,045	53,773,864
NON-CURRENT ASSETS OF DISCONTINUED OPERATION (Note 4)	-	4,651,464
TOTAL ASSETS	140,187,020	86,151,241
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	7,477,802	3,570,693
Current liabilities of discontinued operation (Note 4)	-	2,325,597
	7,477,802	5,896,290
ASSET RETIREMENT OBLIGATIONS (Note 9)	2,095,476	1,363,597
FUTURE INCOME TAX LIABILITIES (Note 11)	5,384,379	2,587,974
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATION (Note 4)	-	2,298,421
TOTAL LIABILITIES	14,957,657	12,146,282
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 10) Common shares issued – 139,532,048 (2004 – 103,421,522)	180,517,300	131,762,523
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION (Note 10 (d))	1,176,856	450,757
DEFICIT	(57,207,736)	(58,951,264)
TOTAL SHAREHOLDERS’ EQUITY	125,229,363	74,004,959
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	140,187,020	86,151,241

The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director

15 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

Consolidated Statements of Operations and Deficit
For the years ended December 31,

(in Canadian Dollars)	2005	2004	2003
	$	$	$
		(Note 4)	(Note 4)
Revenue
Royalty and interest income (Note 8 (b))	747,863	837,160	774,440

Expenses
Administrative and general costs	4,177,004	2,562,911	2,780,140
Gain on sale of property, plant and equipment	(115,112)	(519,111)	(72,151)
Foreign exchange (gain) loss	125,557	(101,997)	200,729
Capital taxes	517,540	329,027	277,733
	4,704,989	2,270,830	3,186,451
LOSS FOR THE YEAR BEFORE THE FOLLOWING	(3,957,126)	(1,433,670)	(2,412,011)
CURRENT INCOME TAX EXPENSE (Note 11)	(139,871)	(42,272)	(105,133)
FUTURE INCOME TAX RECOVERY (Note 3 (d))	2,055,000	-	-
NET LOSS FROM CONTINUING OPERATIONS	(2,041,997)	(1,475,942)	(2,517,144)
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATION (Note 4)	3,785,525	(4,219,943)	2,215,990
NET EARNINGS (LOSS) FOR THE YEAR	1,743,528	(5,695,885)	(301,154)
DEFICIT – BEGINNING OF YEAR AS PREVIOUSLY REPORTED	(58,951,264)	(53,255,379)	(54,319,868)
CHANGE IN ACCOUNTING POLICY (Note 2(l))	-	-	1,365,643
DEFICIT – AS RESTATED	(58,951,264)	(53,255,379)	(52,954,225)
DEFICIT – END OF PERIOD	(57,207,736)	(58,951,264)	(53,255,379)
EARNINGS (LOSS) PER SHARE – Basic and diluted	0.01	(0.06)	(0.00)
LOSS PER SHARE FROM CONTINUING OPERATIONS – Basic and diluted	(0.02)	(0.01)	(0.03)
Weighted average number of common shares outstanding	117,686,120	100,577,055	81,762,760

The attached notes form an integral part of these consolidated financial statements.

Financials	Financial Report 2005	Aurizon Mnes Ltd. 16

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow
For the years ended December 31,

(in Canadian Dollars)	2005	2004	2003
	$	$	$
		(Note 4)	(Note 4)
OPERATING ACTIVITIES
Net loss for the year from continuing operations	(2,041,997)	(1,475,942)	(2,517,144)
Adjustment for non-cash items:
Depreciation and accretion	85,945	85,770	188,412
Unrealized foreign exchange gain	-	(62,950)	-
Gain on sale of property, plant & equipment	(115,112)	(519,111)	(72,151)
Stock based compensation	726,099	36,757	414,000
Future income tax recovery	(2,055,000)	-	-
	(3,400,065)	(1,935,476)	(1,986,883)
Decrease in non-cash working capital items (Note 13)	2,167,301	420,817	1,134,160
	(1,232,764)	(1,514,659)	(852,723)
INVESTING ACTIVITIES
Reclamation deposits	-	(59,518)	(47,254)
Property, plant & equipment	(11,510,163)	(3,053,752)	(761,298)
Mineral properties	(32,495,330)	(24,520,682)	(14,522,507)
Proceeds from sale of Sleeping Giant (Note 4)	5,201,649	-	-
Refundable tax credits	1,391,784	2,369,771	390,310
Mining duties	1,390,091	243,587	48,939
Proceeds on disposal of property, plant & equipment	180,000	838,330	180,900
	(35,841,969)	(24,182,264)	(14,710,910)
FINANCING ACTIVITIES
Issuance of shares	50,809,776	10,011,550	32,037,577
Deferred finance costs	(480,716)	-	-
	50,329,060	10,011,550	32,037,577
INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATIONS	13,254,327	(15,685,373)	16,473,944
INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION (Note 4)	(309,795)	819,976	(2,047,034)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,944,532	(14,865,397)	14,426,910
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	12,065,681	26,931,078	12,504,168
CASH AND CASH EQUIVALENTS – END OF YEAR	25,010,213	12,065,681	26,931,078

The attached notes form an integral part of these consolidated financial statements.

Supplemental cash flow information is disclosed in Note 13.

17 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

1.

NATURE OF OPERATIONS

The primary focus of the Company’s current activities is the development of the Casa Berardi property in Quebec.  An updated feasibility study has recently been completed and a $75 million debt facility was completed in February 2006, in order to advance the project to commercial production.

The Company's performance will be highly sensitive to the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.  Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time.  As a result, the Company is not dependent upon any one customer for the sale of its product.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 14.

b)

Principles of Consolidation

The Company’s investment in the Sleeping Giant Mine, up until the date of its disposal in 2005, was conducted in a joint venture with another company.  The Company’s share of the results, the cash flows and the assets and liabilities of the joint venture are separately disclosed in the financial statements (Note 4).

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes.  Significant areas where management’s judgment is applied are in determining mineral reserves and resources, depreciation rates, asset valuations, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations.  Actual results could differ from those estimates.

d)

Cash Equivalents

The Company considers cash equivalents to be all short-term investments with a maturity of 90 days or less at the date of acquisition.

e)

Inventory

Inventory is comprised of mine supplies and is recorded at the lower of cost and net replacement value.

f)

Mineral Properties

i)

Producing Mineral Properties

Producing mineral properties are carried at cost, less accumulated depreciation, depletion, and write-downs.  Carrying values of producing mineral properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or conditions occur that suggest possible impairment.   When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the present value of the discounted estimated future net cash flows.

Financials	Financial Report 2005	Aurizon Mnes Ltd. 18

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depletion is provided over the estimated life of the asset using proven and probable mineral reserves.  Management's estimates of gold price, recoverable proven and probable mineral reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Mining operations may be temporarily suspended and a mine placed on a “care-and-maintenance” basis.  In this event, all costs incurred are expensed as care and maintenance costs.

ii)

Non-Producing Mineral Properties

Acquisition, exploration and development costs associated with a non-producing mineral property are capitalized until the property is producing, abandoned, impaired in value or placed for sale.  The costs are transferred to producing mineral properties in the case of a property placed into production.  The costs of abandoned properties are charged to earnings when the property is abandoned.  Net revenue derived from ore processed up to the point of attaining commercial production is credited to the related deferred expenditures.  The costs of properties in excess of their estimated net recoverable amount are charged to earnings if the decision is made to dispose of the property.

Carrying values of non-producing mineral properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or conditions occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

Care and maintenance costs are charged to operations during years in which no significant exploration or development activities are being conducted.

The recoverability of the amounts capitalized in respect of non-producing mineral properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

g)

Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and could result in revised charges for depreciation and depletion in future periods.

h)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives, primarily using proven and probable mineral reserves and a 20% declining balance rate for machinery and equipment.  Depreciation is not provided on assets not in use.

i)

Revenue Recognition

The Company recognizes revenue from metals when they have been delivered and title has passed to a purchaser.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

j)

Hedging Transactions

The Company uses gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to operations.

k)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary balances are translated at the rate of exchange at the balance sheet date and revenue and expenses are translated at average exchange rates.  The resulting gains and losses are included in the determination of earnings.

19 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)

Asset Retirement Obligations

Effective January 1, 2003, the Company adopted the new CICA Accounting Standard for asset retirement obligations which requires the fair value of asset retirement obligations be recorded in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, the critical measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset.

m)

Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in Quebec.  The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

n)

Stock Based Compensation

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA.  Accordingly, the fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation.  Consideration received on exercise of stock options is credited to share capital and at this time the value attributed to the exercised options is transferred to share capital.

o)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company’s assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

p)

Loss per Share

Loss per share is calculated based on the weighted average number of commons shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive for all periods reported, and therefore basic and diluted losses per share are the same.

3.

CHANGE IN ACCOUNTING POLICIES

a)

Revenue Recognition

Effective January 1, 2004, the Company has elected to apply new CICA guidance in EIC 141, for revenue recognition, on a prospective basis.

Previously the Company recognized revenue from metals when they had been extracted and processed at the mill facilities.  Under the new standard, revenue is recognized when the metals have been delivered, and title has passed to a purchaser.

The adoption of the new standard resulted in an increase in inventories of $284,725 as at December 31, 2004, and an increase in the net loss of $14,900 in 2004, which are reflected in discontinued operations as described in Note 4.

b)

Hedging Transactions

The CICA issued Accounting Guideline 13, “Hedging Relationships,” (AcG 13) which was effective January 1, 2004 for the Company.  AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting.  It also establishes conditions for applying or discontinuing hedge accounting.

The Company has elected not to apply hedge accounting to its derivative instruments and accordingly gains or losses arising from the use of derivative instruments, both realized and unrealized, will be charged to operations.  This has resulted in unrealized foreign exchange gains for 2004 of $62,950 being credited to operations.

Financials	Financial Report 2005	Aurizon Mnes Ltd. 20

Aurizon Mines Ltd.

3.

CHANGE IN ACCOUNTING POLICIES (Continued)

c)

Stock-Based Compensation

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis.  The adoption of this standard has resulted in a charge to operations of $726,099, $36,757 and $414,000 in 2005, 2004 and 2003, respectively.

d)

Income Taxes

Effective March 31, 2004, the Company adopted new CICA guidance EIC 146, in respect of flow through shares.  Under this Standard, a future income tax liability must be recognized, and shareholders’ equity reduced, on the date that the Company renounces the tax credits associated with  flow through expenditures, provided that there is reasonable assurance that the expenditures will be made.

Where the Company has unrecognized future tax assets and the taxable temporary differences relating to the flow through shares are expected to reverse during the loss carry forward period, these tax assets can be applied against the full taxable temporary difference.  The recognition of the benefits will result in a future income tax recovery.  Previously, this entry would have been booked to equity.

4.

DISPOSITION OF SLEEPING GIANT MINE

On May 11, 2005, the Company completed the sale of its 50% interest in the Sleeping Giant Mine for net proceeds of $4,984,336.  The Company recorded an after-tax gain of $3,954,907 on the transaction.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation and its results for 2005 and comparative years are presented as a single line item on the Statements of Operations and Cash Flow.

The gain on sale, statements of operations, and cash flow from Sleeping Giant are as follows:

a)

Gain on Sale:

Total Consideration		$4,984,336

Less:
Net assets disposed of
Cash overdraft	($217,312)
Working capital	(1,484,013)
Reclamation deposits	1,097,530
Property, plant and equipment	614,004
Mineral properties	3,350,800
Asset retirement obligations	(1,587,287)
Other long term liabilities	(744,293)	1,029,429
Gain on sale		$3,954,907

21 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

4.

DISPOSITION OF SLEEPING GIANT MINE (Continued)

b)

Earnings from discontinued operation:

	2005	2004	2003
	$	$	$

Revenues	5,218,178	17,517,861	17,485,922
Operating costs	(4,912,706)	(13,406,291)	(12,426,134)
Depreciation and depletion	(441,695)	(3,493,687)	(2,760,803)
Accretion	(33,159)	(94,853)	(82,995)
Write-down of resource assets	-	(4,742,973)	-
Net earnings (loss)	(169,382)	(4,219,943)	2,215,990
Gain on sale	3,954,907	-	-
Net earnings (loss) from discontinued operation	3,785,525	(4,219,943)	2,215,990

c)

Cash flow from discontinued operation:

	2005	2004	2003
	$	$	$

Operating activities	207,881	5,221,943	4,466,900
Investing activities	(852,568)	(4,611,080)	(6,567,839)
Financing activities	334,892	209,113	53,905
Net increase (decrease) in cash	(309,795)	819,976	(2,047,034)

5.

MINING DUTIES REFUND

As at December 31, 2005, the Company has accrued $2,275,000 in respect of a 2004 Quebec mining duties refund which is expected to be recovered in early 2006 and has also accrued $2,479,024 in respect of a 2005 Quebec mining duties refund which is expected to be recovered in 2007.

6.

DEFERRED FINANCE COSTS

Financing costs associated with the $75 million project debt facility (Note 15) totaling $480,716 have been deferred as at December 31, 2005.  These costs will be charged to operations over the term of the indebtedness.

7.

PROPERTY, PLANT AND EQUIPMENT

	2005	2004
	$	$
Cost	22,423,976	10,357,234
Accumulated depreciation and write-downs	(961,592)	(876,984)
Net Book Value	21,462,384	9,480,250

Net Book Values:
Casa Berardi, Quebec	20,923,408	9,048,918
Others, Canada	538,976	431,332
	21,462,384	9,480,250

Financials	Financial Report 2005	Aurizon Mnes Ltd. 22

Aurizon Mines Ltd.

8.

MINERAL PROPERTIES

		2005			2004
		Accumulated depletion and			Accumulated depletion and
	Cost	write-downs	Net	Cost	write-downs	Net
	$	$	$	$	$	$
Non-producing mineral property
Casa Berardi, Quebec	83,144,045	-	83,144,045	53,773,864	-	53,773,864

a)

Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

As at December 31, 2005, the Company has received government assistance totaling $1,973,161 that is repayable if commercial production is reached at Casa Berardi.  Repayment of 30% of the assistance is due within 24 months, an additional 30% within 36 months, and the remaining 40% within 48 months of the achievement of commercial production.  Upon commercial production at Casa Berardi, the repayable government assistance will be recorded as a liability and the carrying value of the mineral property will be increased by the same amount.

No direct government assistance has been received for Casa Berardi in the past four years.

As at December 31, 2005 the Company has accrued $814,217 in respect of Quebec refundable tax credits arising from certain eligible exploration expenditures (2004 - $1,105,684).  In addition, the Company has $6.9 million of non-refundable tax credits which may be applied against Quebec capital and income taxes.

b)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company will receive a royalty of $5 per ounce on 50% of the production if the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce if gold prices are above US$300.  On production in excess of 220,000 ounces, the Company will receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2005, the Beaufor Mine had produced 199,000 ounces of gold pursuant to the royalty agreement.  During 2005, the Company received royalties totaling $230,657 in respect of the Beaufor mine (2004 - $331,143).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

9.

ASSET RETIREMENT OBLIGATIONS

	2005				2004
	Beginning of year	Additions	Accretion	End of year	Beginning of year	Accretion	End of Year
	$	$	$	$	$	$	$
Casa Berardi, Quebec	1,363,597	622,791	109,088	2,095,476	1,262,590	101,007	1,363,597

23 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

9.

ASSET RETIREMENT OBLIGATIONS (Continued)

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment
	$
Casa Berardi, Quebec:
Initial obligation estimate	2,725,836	8.0%	2014
Changes in cash flow estimates	948,567	5.4%	2014
	3,674,403	7.3%	2014

As at December 31, 2005, $106,771 (2004 - $106,771) of reclamation deposits had been invested in restricted deposits for future site reclamation obligations at Casa Berardi.

10.

SHARE CAPITAL

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
December 31, 2002	63,002,937	83,195,861
Conversion of Convertible Debenture	11,666,690	6,517,534
Exercise of stock options	1,938,000	1,597,000
Private placements	15,940,740	27,158,769
Exercise of warrants	4,814,252	3,281,809
December 31, 2003	97,362,619	121,750,973
Private placements	4,500,000	8,342,588
Exercise of warrants	410,303	553,602
Exercise of stock options	1,148,600	1,115,360
December 31, 2004	103,421,522	131,762,523
Private placements	14,777,776	24,039,000
Public offering	20,740,750	26,177,277
Exercise of stock options	592,000	593,500
Future income tax effect of flow through shares (Note 3 (d))	-	(2,055,000)
December 31, 2005	139,532,048	180,517,300

Financials	Financial Report 2005	Aurizon Mnes Ltd. 24

Aurizon Mines Ltd.

10.

SHARE CAPITAL (Continued)

On December 2, 2005, the Company completed a bought deal public offering with a syndicate of underwriters whereby the syndicate purchased 20,740,750 common shares of the Company at a price of $1.35 per share, for gross proceeds of $28 million.  Total issue costs related to this offering were $1,822,737.

On March 31, 2005, the Company completed a private placement of 7,805,555 flow through common shares at a price of $1.80 per share and 3,638,888 common shares at a price of $1.50 per share, resulting in gross proceeds of $19,508,331.  On April 21, 2005, the Company issued a further 2,750,000 flow through common shares at a price of $1.80 per share and 583,333 common shares at a price of $1.50 per share for gross proceeds of $5,825,000.  Issue costs related to this private placement totaled $1,294,331.

At December 31, 2005, the Company had met the requirement to incur $19 million of eligible flow through expenditures.

On June 30, 2004, the Company completed a Private Placement of 4,500,000 flow through common shares at a price of $2.00 per share, resulting in gross proceeds of $9,000,000.  In addition, the Company issued broker warrants entitling the holder to purchase 180,000 common shares at a price of $2.00 per share on or before June 30, 2005.  Issue costs related to this private placement totaled $657,412.

On September 10, 2003, the Company completed a private placement of 11,500,000 units at a price of $2.00 per unit, resulting in gross proceeds of $23 million.  Each unit comprises one common share and one half of one common share purchase warrant.  Each full warrant entitles the holder to acquire one common share at a price of $2.50 per share, on or before September 10, 2005.

On August 21, 2003, the Company completed a private placement of 740,740 units at a price of $1.35 per unit, resulting in gross proceeds of $1,000,000.  Each unit comprises one common share and one half of one common share purchase warrant.  Each full warrant entitles the holder to acquire one common share at a price of $1.60 per share on or before August 21, 2005.

On May 9, 2003, the Company completed a private placement of 3,700,000 flow through common shares at a price of $1.35 per share, resulting in gross proceeds of $4,995,000.  In addition, the Company issued broker warrants entitling the holder to purchase 222,000 common shares at a price of $1.35 per share on or before May 9, 2004.

Issue costs relating to the 2003 private placements totaled $1,836,232.

c)

Warrants

Warrants issued to brokers and private placement investors as at December 31, 2005 and 2004 and the changes during those years are presented below:

	2005		2004
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	6,300,370	$2.43	6,886,207	$2.32
Issued	-	-	180,000	$2.00
Exercised	-	-	(410,303)	$1.35
Expired	(6,300,370)	$2.43	(355,534)	$1.33
Outstanding at end of year	-	-	6,300,370	$2.43

25 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

10.

SHARE CAPITAL (Continued)

d)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the plan”) covering directors and certain key employees.  The exercise price of the options is based upon the trading price of the common shares at the date of grant and the options are fully vested and exercisable at the date of grant.  The maximum number of options available under the plan may not exceed 8,229,900 shares.

The status of stock options granted to employees and directors as at December 31, 2005 and 2004 and the changes during the years ended on those dates is presented below:

	2005		2004
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	1,584,500	$1.57	3,014,000	$1.31
Granted	1,550,000	$1.44	82,500	$1.50
Exercised	(592,000)	$1.00	(1,148,600)	$0.97
Expired	(60,000)	$1.13	(363,400)	$1.29
Outstanding at end of year	2,482,500	$1.64	1,584,500	$1.57

A summary of information about the incentive stock options outstanding and exercisable at December 31, 2005 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.37 - $2.00	2,482,500	2.6 years	$1.64

During the second quarter of 2005, incentive stock options were granted to directors and key employees to purchase up to 805,000 shares at an exercise price of $1.50 per share.  The fair value of the options granted was estimated as $0.40 per share option on the date of grant based on the Black-Scholes option-pricing model, which resulted in a stock based compensation expense of $322,837.

During the fourth quarter of 2005, incentive stock options were granted to officers, directors and employees to purchase up to 745,000 shares at an exercise price of $1.37 per share, being the prevailing market price of the shares at the date of the grant.  The fair value of the options granted was estimated as $0.54 per share option on the date of the grant based on the Black-Scholes option pricing model, which resulted in a stock based compensation expense of $403,262.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2005	2004	2003
Expected volatility	53%	52%	69%
Risk-free interest rate	3.59%	3.24%	2.80%
Expected lives	3.2 Years	2 Years	2 Years
Dividend yield	Nil	Nil	Nil
Stock based compensation costs	$726,099	$36,757	$414,000

e)

Conversion of Convertible Debentures

During 2003, 11,666,690 common shares were issued pursuant to the conversion of a $7,000,000 non-interest bearing convertible debenture (net proceeds of $6,517,534).

Financials	Financial Report 2005	Aurizon Mnes Ltd. 26

Aurizon Mines Ltd.

11.

INCOME TAXES

The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates of 31.0% in 2005, 31.0% in 2004 and 33.0% in 2003 as a result of the following:

	2005	2004	2003
	$	$	$
Earnings (Losses) before income taxes	(3,957,126)	(1,433,670)	(2,412,011)
Combined Federal and Provincial rates	31.02%	31.01%	33.02%
Income taxes (income tax benefit) at combined Federal and Provincial rates	(1,227,500)	(444,438)	(796,446)
Increase (decrease) resulting from:
Resource allowance	1,233,777	571,417	160,730
Change in valuation allowance	(3,447,623)	(89,520)	655,736
Tax assets restricted due to sale of Sleeping Giant	1,180,973	-	-
Non-taxable portion of gains	(25,918)	(56,294)	(23,281)
Non-deductible costs	231,291	18,835	3,261
Future income tax recovery	(2,055,000)	-	-
Capital taxes	139,871	42,272	105,133
Income tax expense	(1,915,129)	42,272	105,133

Temporary differences giving rise to future income tax assets and liabilities:

	2005	2004
	$	$
Future income tax assets
Property, plant and equipment	-	2,052,556
Asset retirement obligations	712,881	1,092,782
Other	1,473,163	727,419
Non-capital losses	12,502,456	5,754,042
	14,688,500	9,626,799
Less: valuation allowance	(5,022,127)	(8,469,751)
	9,666,373	1,157,048

Future income tax liabilities
Mineral properties	6,317,809	1,157,048
Property, plant & equipment	1,454,248	-
Other	1,894,316	-
	9,666,373	1,157,048

As at December 31, 2005, a future income tax liability of $5,384,379 (2004 - $2,587,974; 2003 - $967,320) existed in respect of Quebec mining duties.  This liability is payable at a tax rate of 12% of future mining income that exceeds $37 million of accumulated costs available for deduction against income for mining duties tax purposes.

The Company has approximately $74 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely. The Company also has non-capital losses of $38 million which may be carried forward until 2006 to 2015, before expiring; and Quebec non-refundable tax credits of $6.9 million which may be carried forward until 2010 to 2012, before expiring and $0.6 million of federal non-refundable tax credits which maybe carried forward until 2014 and 2015.  No benefit has been recognized in respect of these amounts.

27 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

11.

INCOME TAXES (Continued)

The net effect of the adoption of EIC 146 has resulted in the recognition of tax benefits in respect of flow through shares not previously recognized in the statements of operations of $2,055,000 and a corresponding reduction in shareholders’ equity (Note 3(d)).

12.

COMMITMENTS

a)

The Company leases office space under an agreement whereby the Company’s obligation approximates $46,000 per annum until February 2008.

b)

The Company has an employee incentive plan for the discovery and acquisition of mineral deposits.  Under the terms of this plan, the Company has an obligation to pay $400,000 upon securing the necessary financing required for Casa Berardi to reach commercial production.  During commercial production, an annual bonus of 0.2% of the net smelter revenues (“NSR”) in excess of $500,000 of cumulative NSR shall become payable.

c)

The Company has a obligation to pay $580,000 on closing of the $75 million loan facility to consultants for financial advisory services.

13.

CASH FLOW INFORMATION

a)

Analysis of Change in Non-cash Working Capital Items

	2005	2004	2003
	$	$	$
Accounts receivable	(960,500)	(302,877)	(73,994)
Gold Inventory	-	(284,725)	-
Supplies Inventory	(111,304)	(274,696)	(201,374)
Prepaids	(668,000)	(171,430)	(164,368)
Accounts payable and accrued liabilities	3,907,105	1,454,545	1,573,896
Decrease in non-cash working capital	2,167,301	420,817	1,134,160

b)

During 2005, the Company paid taxes of $58,737 (2004 - $106,171; 2003 - $97,470) and interest of nil (2004 - Nil; 2003 - $1,313).

c)

Cash and cash equivalents

	2005	2004
	$	$
Cash	292,685	1,996,066
Short-term investments with maturities of less than three months, bearing interest at rates varying from 3.04% to 3.92% (1.73% to 2.65% in 2004)	24,717,528	10,069,615
Cash and cash equivalents	25,010,213	12,065,681

14.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, accounts receivable, refundable tax credits, reclamation deposits, and accounts payable.

At December 31, 2005, the Company had no commodity or currency contracts.

Financials	Financial Report 2005	Aurizon Mnes Ltd. 28

Aurizon Mines Ltd.

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of loss and deficit is summarized as follows:

a)

Balance Sheets

	2005			2004
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
				(Note 4)		(Note 4)
Cash	25,010,213		25,010,213	12,065,681		12,065,681
Accounts receivable	2,262,654		2,262,654	1,099,999		1,099,999
Mining duties refund	2,275,000		2,275,000	1,750,842		1,750,842
Refundable tax credits	814,217		814,217	1,105,684		1,105,684
Prepaids	1,254,644		1,254,644	586,644		586,644
Supplies Inventory	897,352		897,352	786,048		786,048
Current assets of discontinued operation	-		-	743,994		743,994
Current assets	32,514,080		32,514,080	18,138,892		18,138,892
Mining duties refund	2,479,024		2,479,024	-		-
Deferred finance costs	480,716		480,716	-		-
Reclamation deposits	106,771		106,771	106,771		106,771
Property, plant & equipment	21,462,384		21,462,384	9,480,250		9,480,250
Mineral properties (c)	83,144,045	(8,901,522)	74,242,523	53,773,864	(8,901,522)	44,872,342
Non-current assets of discontinued operation	-		-	4,651,464		4,651,464
Total assets	140,187,020		131,285,498	86,151,241		77,249,719
Current liabilities	7,477,802		7,477,802	3,570,693		3,570,693
Current liabilities of discontinued operation	-		-	2,325,597		2,325,597
Asset retirement obligations	2,095,476		2,095,476	1,363,597		1,363,597
Future income taxes (f)	5,384,379	4,327,778	9,712,157	2,587,974	1,800,000	4,387,974
Non-current liabilities of discontinued operation	-		-	2,298,421		2,298,421
Total liabilities	14,957,657		19,285,435	12,146,282		13,946,282
Shareholders’ equity
Share capital (d)	180,517,300			131,762,523
		482,465			482,465
		(4,072,778)	176,926,987		(1,800,000)	130,444,988
Contributed surplus (d)	742,943	287,893	1,030,836	742,943	287,893	1,030,836
Stock based compensation	1,176,856		1,176,856	450,757		450,757
Deficit	(57,207,736)	(9,926,880)	(67,134,616)	(58,951,264)	(9,671,880)	(68,623,144)
Total shareholders’ equity	125,229,363		112,000,063	74, 004,959		63,303,437
Total liabilities & shareholders’ equity	140,187,020		131,285,498	86,151,241		77,249,719

29 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)

Statements of Operations and Deficit

	2005	2004	2003
	$	$	$
Net Loss from continuing operations - under Canadian GAAP	(2,041,997)	(1,475,942)	(2,517,144)
Future income tax expense (f)	(255,000)	-	-
Amortization of deferred financing charges (d)	-	-	(64,330)
Accretion of convertible debentures (d)	-	-	(38,384)
Unrealized derivative gains (e)	-	-	84,325
Cumulative impact of adopting FAS 143	-	-	1,181,581
Net Loss from continuing operations - under U.S. GAAP	(2,296,997)	(1,475,942)	(1,353,952)
Net Earnings (Loss) from discontinued operations	3,785,525	(3,484,643)	2,386,474
Net Earnings (Loss) for the year – under U.S. GAAP	1,488,528	(4,960,585)	1,032,522
Deficit - under U.S. GAAP – Beginning of Year	(68,623,144)	(63,662,559)	(64,695,081)
Deficit – under U.S. GAAP – End of Year	(67,134,616)	(68,623,144)	(63,662,559)
Basic and diluted loss per common share from continuing operations – under U.S. GAAP	(0.02)	(0.01)	(0.02)
Basic and diluted earnings (loss) per common share - under U.S. GAAP	0.01	(0.05)	0.01

c)

Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.

d)

Convertible Debentures

Under Canadian GAAP, the convertible debentures referred to in note 10 were accounted for as equity, net of issue costs, whereas under U.S. GAAP, they would have been accounted for as a long-term liability.

e)

Accounting for Derivative Instruments and Hedging Activities

At December 31, 2003, the Company had outstanding gold and foreign exchange derivative with an unrealized mark-to-market gain of $84,325, which had not been reflected in operations for Canadian GAAP purposes.

Under U.S. GAAP, the Company is required to record unhedged derivative gains and losses in income.

f)

Flow-through shares

As described in note 10, the Company issued by way of private placements 10,555,555 flow-through common shares at $1.80 per share in 2005, and 4,500,000 flow-through common shares at $2.00 per share in 2004.  The Company received premiums to market on these issuances of $4,327,778 and $1,800,000 respectively, which were recorded in share capital under Canadian GAAP.  According to SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount of investor pays for the flow-through shares.  A future income tax liability is recognized for the premium paid by the investors.

In 2005, for Canadian GAAP purposes, the Company recorded a future income tax recovery of $2,055,000 and a corresponding reduction of share capital in respect of the 2004 flow through share financing for which the costs were renounced in 2005.  Under U.S. GAAP, the renunciation and recognition of unrecognized future tax assets result in offsetting charges and recoveries that do not impact earnings.

Financials	Financial Report 2005	Aurizon Mnes Ltd. 30

Aurizon Mines Ltd.

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g)

New Pronouncements

 i)

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – An amendment of APB 29.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions.  SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  An non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

ii)

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”.  SFAS 154 requires retrospective application of voluntary changes in accounting principles, unless it is impracticable.  Under existing U.S. GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change.  SFAS 154 also carries forward without change the guidance from APB 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimates.  This statement is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005.

iii)

Financial Instruments

In January 2005, the CICA issued three new standards relating to financial instruments.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  The Company is currently reviewing the impact of these new standards.  These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.

31 Aurizon Mines Ltd.	Financial Report 2005	Financials

Aurizon Mines Ltd.

16.

SUBSEQUENT EVENT

On February 23, 2006 the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term and an interest rate of prime plus 1.25%, reducing to prime plus 0.875% upon achieving commercial production and meeting certain operating performance benchmarks.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility may be converted to a revolving credit facility.

The company advanced $9 million to a collateral account on March 2, 2006 to support the project in the event of cost overruns.  The Company has also advanced $5.8 million to a restricted account that can be used to fund the general and administrative costs of the Company.

A condition of closing the loan facility was the requirement to implement gold price protection and foreign currency programs.  As a result, the Company has purchased 287,431 ounces of gold put options that provides the Company the right, but not the obligation to deliver gold at a price of US $500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 per ounce in 2007 to US$908 per ounce in 2010.  The hedging facility is un-margined.

The Company has also entered into currency forward contracts totaling Canadian $60 million that establish the Canadian – U.S. Exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

Fees associated with the loan facility will be charged to operations upon commencement of commercial production over the term of the loan facility.

Financials	Financial Report 2005	Aurizon Mnes Ltd. 32